UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June 2026

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐          No ☒

On June 24, 2026, the Second Amended and Restated Registration Rights Agreement, dated June 18, 2019 (the “Agreement”), by and among Camtek Ltd. (Nasdaq: CAMT; TASE: CAMT) (the “Company”), Priortech Ltd. and Chroma ATE Inc. was amended pursuant to a First Amendment (the “Amendment”). Pursuant to the Amendment, the term of the Agreement has been extended for an additional five years, until June 18, 2031, and the minimum threshold for demand registrations under Section 3.1 of the Agreement has been amended to 1% of the Company’s issued and outstanding share capital. The effectiveness of the Amendment was subject to the receipt of all corporate approvals required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Date: June 24, 2026	CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg Name: Moshe Eisenberg Title: Chief Financial Officer